UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bandwidth Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05988J103

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 05988J103	13G	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Telnyx, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
91,089

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
91,089

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,089

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Based on 23,359,265 shares of Class A common stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

CUSIP 05988J103	13G	Page 3 of 6 Pages
Item 1.

(a)	Name of Issuer

Bandwidth Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

900 Main Campus Drive, Suite 500, Raleigh, NC 27606

Item 2.

(a)	Name of Person Filing

Telnyx, LLC

(b)	Address of the Principal Office or, if none, residence

311 W Superior St, Suite 504, Chicago, IL 60654

(c)	Citizenship

Illinois

(d)	Title of Class of Securities

Class A Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number

05988J103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP 05988J103	13G	Page 4 of 6 Pages
Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page

(b)	Percent of class:

See Row 11 of the cover page

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of the cover page

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the cover page

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

CUSIP 05988J103	13G	Page 5 of 6 Pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP 05988J103	13G	Page 6 of 6 Pages
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

TELNYX, LLC.

	By:	/s/ Harold Lee
Name: Harold Lee
Title: General Counsel